Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$32,245	$141,582	$125,474	$162,141	$183,997	$131,882
Fixed charges	43,487	167,574	150,881	135,114	117,819	117,240
Adjusted earnings	$75,732	$309,156	$276,355	$297,255	$301,816	$249,122

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs)	$43,487	$167,574	$150,881	$135,114	$117,819	$117,240

Ratio of Earnings to Fixed Charges	1.7x	1.8x	1.8x	2.2x	2.6x	2.1x